UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 2, 2009

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9076/77

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucia Domville ldomville@hfgcg.com Ph.: (646)-284-9416

TGS Announces the Appointment of a new Chief Executive Officer

FOR IMMEDIATE RELEASE: Monday, February 2, 2009

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) today announced that TGS’ Board of Directors, in its meeting held on January 30, 2009, appointed Mr. Carlos Seijo as CEO for Transportadora de Gas del Sur S.A., effective February 2, 2009.

Mr. Carlos Seijo graduated from Universidad Católica Argentina as Chemical Engineer, and previously worked in Central Puerto S.A. In 1999 he joined Petrobras Energía S.A. as Planning and New Business Manager and to date he worked as Natural Gas Business Manager.

In his professional career, he has a distinguished background in the energy sector, having occupied executive positions in Petrobras Energía S.A. and as a member of the Board of Directors of MEGA S.A., Compañía de Inversiones de Energía S.A. (CIESA) and Transportadora de Gas del Sur S.A. (TGS).

TGS, with a current firm contracted capacity of approximately 73.4 MMm³/d or 2.6 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGSs controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

Date: February 2, 2009